SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(a)
                     (Amendment No. 6 and Amendment No. 7)1


                             Westfield America, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   959910 10 0
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Irv Hepner
                         c/o Westfield Corporation, Inc.
                      11601 Wilshire Boulevard, 12th Floor
                              Los Angeles, CA 90025
                                 (310) 445-2427
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 25, 2001
                  ---------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 959910 10 0            SCHEDULE 13D            Page  1  of  13 Pages
--------------------                                          ---    ----
------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Cordera Holdings Pty. Limited ACN 000 699 249
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|X|
                                                                        (b)|_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
         Group membership is acknowledged for purposes of
         making a group filing pursuant to Rule 13d-1(k)(1) only(a) |_|  (b)|_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia
------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES                   0
      BENEFICIALLY          --------------------------------------------------
        OWNED BY            8     SHARED VOTING POWER
          EACH                    94,777,886**
       REPORTING            --------------------------------------------------
         PERSON             9     SOLE DISPOSITIVE POWER
          WITH                    0
                            --------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  94,777,886**

------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         94,777,886**

------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     |_|
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 97.1%**
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
------------------------------------------------------------------------------

**Does not include an indeterminate number of shares to be acquired pursuant to the Stock Subscription Agreement, see Items 3 & 5 below.





CUSIP No. 959910 10 0            SCHEDULE 13D            Page  2  of  13  Pages
--------------------                                          ---    ----
------------------------------------------------------------------------------


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Frank P. Lowy
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|X|
                                                                        (b)|_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
         Group membership is acknowledged for purposes of
         making a group filing pursuant to Rule 13d-1(k)(1) only(a) |_|
         (b)|_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia
------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES                   -0-
      BENEFICIALLY          --------------------------------------------------
        OWNED BY            8     SHARED VOTING POWER
          EACH                    94,777,886**
       REPORTING            --------------------------------------------------
         PERSON             9     SOLE DISPOSITIVE POWER
          WITH                    -0-
                            --------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  94,777,886**

------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         94,777,886**
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   [ ]
------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 97.1%**
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------

**Does not include an indeterminate number of shares to be acquired pursuant to the Stock Subscription Agreement, see Items 3 & 5 below.







CUSIP No. 959910 10 0            SCHEDULE 13D           Page  3  of   13  Pages
--------------------                                         ---    -----


------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         David H. Lowy
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                         (b)|_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
         Group membership is acknowledged for purposes of
         making a group filing pursuant to Rule 13d-1(k)(1) only  (a) |_|
                                                                  (b) |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia
------------------------------------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER
         SHARES                    -0-
      BENEFICIALLY           -------------------------------------------------
        OWNED BY             8     SHARED VOTING POWER
          EACH                     94,777,886**
       REPORTING             -------------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH                     -0-
                             -------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   94,777,886**
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         94,777,886**
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |_|

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 97.1%**
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------

**Does not include an indeterminate number of shares to be acquired pursuant to the Stock Subscription Agreement, see Items 3 & 5 below.






CUSIP No. 959910 10 0            SCHEDULE 13D          Page  4  of   13  Pages
--------------------                                        ---    -----
----------------------------------------------------------

------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Peter S. Lowy
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                         (b)|_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
         Group membership is acknowledged for purposes of
         making a group filing pursuant to Rule 13d-1(k)(1) only  (a) |_|
                                                                  (b) |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia
------------------------------------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER
         SHARES                    -0-
      BENEFICIALLY          -------------------------------------------------
        OWNED BY             8     SHARED VOTING POWER
          EACH                     94,777,886**
       REPORTING            -------------------------------------------------
         PERSON              9        SOLE DISPOSITIVE POWER
          WITH                        -0-
                            -------------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      94,777,886**
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         94,777,886**
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   |_|

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 97.1%**
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------

**Does not include an indeterminate number of shares to be acquired pursuant to the Stock Subscription Agreement, see Items 3 & 5 below.



CUSIP No. 959910 10 0            SCHEDULE 13D          Page  5  of   13  Pages
--------------------                                        ---    -----


------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Steven M. Lowy
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                         (b)|_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
         Group membership is acknowledged for purposes of
         making a group filing pursuant to Rule 13d-1(k)(1) only (a) |_|
                                                                 (b) |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia
------------------------------------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER
         SHARES                    -0-
      BENEFICIALLY           -------------------------------------------------
        OWNED BY             8     SHARED VOTING POWER
          EACH                     94,777,886**
       REPORTING             -------------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH                     -0-
                             -------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   94,777,886**
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         94,777,886**
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       |_|

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 97.1%**
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------

**Does not include an indeterminate number of shares to be acquired pursuant to the Stock Subscription Agreement, see Items 3 & 5 below.






CUSIP No. 959910 10 0            SCHEDULE 13D            Page  6  of  13  Pages
--------------------                                          ---    ----


------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Westfield Holdings Limited ACN 001 671 496
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                   (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
         Group membership is acknowledged for purposes of
         making a group filing pursuant to Rule 13d-1(k)(1) only  (a) |_|
                                                                  (b) |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia
------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES                   -0-
      BENEFICIALLY          --------------------------------------------------
        OWNED BY            8     SHARED VOTING POWER
          EACH                    94,777,886**
       REPORTING            --------------------------------------------------
         PERSON             9     SOLE DISPOSITIVE POWER
          WITH                    -0-
                            --------------------------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  94,777,886**
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         94,777,886**

------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    |_|

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 97.1%**
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
------------------------------------------------------------------------------

**Does not include an indeterminate number of shares to be acquired pursuant to the Stock Subscription Agreement, see Items 3 & 5 below.




CUSIP No. 959910 10 0            SCHEDULE 13D          Page  7  of  13   Pages
--------------------                                        ---    -----

------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Westfield Corporation, Inc.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|X|
                                                                        (b)|_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
         Group membership is acknowledged for purposes of
         making a group filing pursuant to Rule 13d-1(k)(1) only   (a) |_|
                                                                   (b) |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER
         SHARES                    2,264,210**
      BENEFICIALLY           -------------------------------------------------
        OWNED BY             8     SHARED VOTING POWER
          EACH                     92,513,676**
       REPORTING             -------------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH                     2,264,210**
                             -------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   92,513,676**
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         94,777,886**
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*          |_|
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 97.1%**
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
------------------------------------------------------------------------------
         **Does not include an indeterminate number of shares to be acquired pursuant to the Stock Subscription Agreement, see Items 3 & 5 below.



CUSIP No. 959910 10 0            SCHEDULE 13D          Page  8  of   13  Pages
--------------------                                        ---    -----


------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Westfield American Investments Pty. Limited ACN 003 161 475
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|X|
                                                                        (b)|_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
         Group membership is acknowledged for purposes of
         making a group filing pursuant to Rule 13d-1(k)(1) only  (a) |_|
                                                                  (b) |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia
------------------------------------------------------------------------------
       NUMBER OF              7     SOLE VOTING POWER
         SHARES                     14,583,642**
      BENEFICIALLY            ------------------------------------------------
        OWNED BY              8     SHARED VOTING POWER
          EACH                      80,194,244**
       REPORTING              ------------------------------------------------
         PERSON               9     SOLE DISPOSITIVE POWER
          WITH                      14,583,642**
                              ------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    80,194,244**
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         94,777,886**
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                      |_|
------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 97.1%**
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
------------------------------------------------------------------------------

**Does not include an indeterminate number of shares to be acquired pursuant to the Stock Subscription Agreement, see Items 3 & 5 below.




CUSIP No. 959910 10 0            SCHEDULE 13D         Page  9  of   13   Pages
--------------------                                       ---    ------


------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Westfield America Management Limited ACN 072 780 619, in its capacity as responsible entity and trustee of Westfield America Trust
         ARSN 092 058 449
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|X|
                                                                     (b)|_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)
         Group membership is acknowledged for purposes of
         making a group filing pursuant to Rule 13d-1(k)(1) only  (a) |_|
                                                                  (b) |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia
------------------------------------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER
         SHARES                    77,930,034**
      BENEFICIALLY           -------------------------------------------------
        OWNED BY             8     SHARED VOTING POWER
          EACH                     16,847,852**
       REPORTING             -------------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH                     77,930,034**
                             -------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   16,847,852**
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         94,777,886**
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                 |_|

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 97.1%**
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO
------------------------------------------------------------------------------

**Does not include an indeterminate number of shares to be acquired pursuant to the Stock Subscription Agreement, see Items 3 & 5 below.





                            Amendment No. 6 and
                             Amendment No. 7 to
                         Statement on Schedule 13D

                  This Amendment No. 6 (the "Amendment No. 6") amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on May 30, 1997 (the "Cordera/Lowys Schedule 13D"), as amended, relating to shares of the common stock, $.01 par value per share (the "Common Shares"), of Westfield America, Inc., a Missouri corporation (the "Company"). This Amendment No. 7 (the "Amendment No. 7") amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on May 30, 1997 (the "WHL Schedule 13D" and together with the Cordera/Lowys 13D, the "13Ds"), as amended, relating to the Common Shares of the Company. Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 6 is being filed on behalf of Cordera Holdings Pty. Limited ("Cordera"), Frank P. Lowy, David H. Lowy, Peter S. Lowy and Steven M. Lowy, and this Amendment No. 7 is being filed on behalf of Westfield Holdings Limited ("WHL"), Westfield Corporation, Inc. ("WCI"), Westfield American Investments Pty. Limited ("WAI") and Westfield America Management Limited ("WAM"), in its capacity as responsible entity and trustee of Westfield America Trust (in such capacity, the "Manager," and together with Cordera, each of the Messrs. Lowys, WHL, WCI and WAI, the "Reporting Persons").

Item 3.           Source and Amount of Funds or Other Consideration.

                  Item 3 of the Schedule 13Ds are hereby amended to add the following:

                  On May 29, 1998, the Company entered into a stock subscription agreement (the "Stock Subscription Agreement") with Perpetual Trustee Company Limited, the former trustee of Westfield America Trust ("WAT"), and WAM, in its capacity as manager of WAT. Under the Stock Subscription Agreement, the Company has the obligation to sell, and the Manager has the obligation to purchase, the U.S. Dollar equivalent of A$465,000,000 (approximately US$227,897,000 at March 31, 2001 as reported in the Company's Form 10-Q for the first quarter of 2001) of the Company's common stock in three equal installments at a 5% discount to the then prevailing market price of the Company's common stock at June 2001, 2002 and 2003. In lieu of issuing common stock at each installment date, the Company has the option to pay the 5% discount in cash or common stock.

                  The Company has chosen to issue common stock (rather than pay the 5% discount) at the closing of the first installment on June 29, 2001. The exact cash consideration and the number of shares of common stock of the Company to be issued is to be determined at the closing of the first installment. The cash consideration for the purchase of the Common Shares will be obtained from funds raised from the prior issuance of Series A partly paid units by WAT in Australia.

Item 4.           Purpose of Transaction.

                  Item 4 of the Schedule 13Ds are hereby amended as follows:

                  Except as previously reported in Amendment No. 4 and Amendment No. 5 to the 13Ds filed on March 5, 2001, none of the Reporting Persons has any plans or proposals which relate to or would result in:

                  (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

                  (5) any material change in the present capitalization or dividend policy of the Company;

                  (6) any other material change in the Company's business or corporate structure;

                  (7) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (10) any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

                  Item 5(a) of the Schedule 13Ds are hereby amended to add the following:

                  (a) The Reporting Persons, because they are a "group" for purposes of Section 13(d)(3) of the Act, may be deemed solely for purposes of U.S. securities laws to beneficially own (i) the 2,264,210 Common Shares owned by WCI, (ii) the 14,583,642 Common Shares deemed to be directly beneficially owned by WAI, (iii) the 77,930,034 Common Shares deemed to be directly beneficially owned by the Manager, and (iv) the indeterminate number of shares to be acquired by the Manager on June 29, 2001 (the "2001 Acquisition"). Based on the weighted average price of a Common Share on March 30, 2001, the Manager will purchase 4,931,779 Common Shares in the 2001 Acquisition. This represents beneficial ownership of an aggregate of 94,777,886 Common Shares (99,709,665 Common Shares including the shares to be acquired in the 2001 Acquisition), which represents beneficial ownership of approximately 97.1% of the Common Shares (97.2% including the shares to be acquired in the 2001 Acquisition). References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to any other issue under any other U.S. law or in respect to Australian legal matters.

                  WCI disclaims beneficial ownership of the Common Shares described in (ii), (iii) and (iv) above. WAI disclaims beneficial ownership of the Common Shares described in (i), (iii) and (iv) above. The Manager disclaims beneficial ownership of the Common Shares described in (i) through (iv) above. WHL disclaims beneficial ownership of the shares described in (iii) and (iv) above. Cordera disclaims beneficial ownership of the Common Shares described in (i) through (iv) above. Each of the Messrs. Lowy disclaims beneficial ownership of the shares described in (i) through (iv) above.

                  Item 5(b) of the Schedule 13Ds are hereby amended as follows:

                  (b) WCI has the sole power to vote and dispose of the 2,264,210 Common Shares directly owned by it.

                  WAI has the sole power to vote and dispose of the 14,583,642 Common Shares deemed to be directly beneficially owned by it.

                  The Manager has the sole power to vote and dispose of the 77,930,034 Common Shares deemed to be directly beneficially owned by WAT, plus the indeterminate number of shares to be acquired pursuant to the 2001 Acquisition.

                  Item 5(d) of the Schedule 13Ds are hereby amended as follows:

                  (d) Holders of WAT units will receive economic benefits from the Common Shares and the preferred shares of the Company held by the Manager. Solely for purposes of U.S. securities laws, WHL may be deemed to own beneficially 16.7% of outstanding WAT units and each of Messrs. Frank P., David H., Peter S. and Steven M. Lowy may be deemed to each own beneficially 21.7% of outstanding WAT units. Each of the Messrs. Lowy disclaims beneficial ownership of the WAT units. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to any other issue under any other U.S. law or in respect to Australian legal matters.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Item 6 of the 13Ds are hereby amended to add the following:

                  On May 29, 1998, the Company entered into the Stock Subscription Agreement. Under the Stock Subscription Agreement, the Company has the obligation to sell, and the Manager has the obligation to purchase, the U.S. Dollar equivalent of A$465,000,000 (approximately US$227,897,000 at March 31, 2001 as reported in the Company's Form 10-Q for the first quarter of 2001) of the Company's common stock in three equal installments at a 5% discount to the then prevailing market price of the Company's common stock at June 2001, 2002 and 2003. In lieu of issuing common stock at each installment date, the Company has the option to pay the 5% discount in cash or common stock.

                  All references to, and summaries of, the Stock
Subscription Agreement in this Amendment No. 6 and Amendment No. 7 are qualified in their entirety by reference to such agreement, the full text of which is filed as an exhibit hereto and incorporated herein by this reference.

Item 7.           Materials to be Filed as Exhibits.

                  Exhibit A       Power of Attorney1
                  Exhibit B       Agreement of Joint Filing2
                  Exhibit C       Stock Subscription Agreement, dated as of
                                  May 29, 1998, between the Company and PTCL, as former trustee of WAT.


----------------

1 Incorporated by reference to Statement on Schedule 13D filed May 30, 1997, on behalf of Cordera Holdings Pty. Limited, Frank P. Lowy, David H. Lowy, Peter S. Lowy and Steven M. Lowy.

2 Incorporated by reference to Exhibit F to Amendment No. 2 and Amendment No. 3 to Schedule 13D filed February 21, 2001.




                                  SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:      May 29          , 2001
        --------------------

CORDERA HOLDINGS PTY. LIMITED


By: /s/ Peter S. Lowy
   ----------------------------
     Peter S. Lowy
     Director



                            *
---------------------------------------------------------
                      Frank P. Lowy


                            *
---------------------------------------------------------
                      David H. Lowy


                  /s/ Peter S. Lowy
---------------------------------------------------------
                      Peter S. Lowy


                            *
---------------------------------------------------------
                     Steven M. Lowy


* By: /s/ Peter S. Lowy
     ----------------------------------------------------
     Peter S. Lowy
     Attorney-in-fact


WESTFIELD HOLDINGS LIMITED


By:   /s/ Peter S. Lowy
     ----------------------------------------------------
      Peter S. Lowy
      Managing Director





WESTFIELD CORPORATION, INC.


By:   /s/ Peter S. Lowy
     ----------------------------------------------------
      Peter S. Lowy
      Vice President


WESTFIELD AMERICAN INVESTMENTS
PTY. LIMITED


By:   /s/ Peter S. Lowy
     ----------------------------------------------------
      Peter S. Lowy
      Managing Director


WESTFIELD AMERICA MANAGEMENT
LIMITED in its capacity as responsible entity and trustee of Westfield America Trust


By:  /s/ Peter S. Lowy
     ----------------------------------------------------
      Peter S. Lowy
      Managing Director